Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2025 and Declares Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, February 12, 2026, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2025.

Recent Developments

Impairment Loss

In the quarter ended December 31, 2025, the Partnership recognized an aggregate non-cash impairment loss of $35.4 million, with respect to one owned steam turbine propulsion (“Steam”) vessel and three bareboat tri-fuel diesel electric engine propulsion (“TFDE”) vessels, in accordance with International Financial Reporting Standards. The indications that led to the recognition of this non-cash impairment loss included the current low market rates and the differences between the ship brokers’ valuations of our owned fleet and their carrying values.

In the year ended December 31, 2025, the Partnership recognized an aggregate non-cash impairment loss of $93.4 million, $58.0 million of which related to the two vessels sold in 2025 (the Methane Alison Victoria and the Methane Jane Elizabeth) and $35.4 million related to the December impairment assessment mentioned above. In December 2024, the Partnership recognized an aggregate non-cash impairment loss of $8.7 million with respect to two owned Steam vessels and one bareboat TFDE vessel.

GasLog Partners Dividend Declaration

On February 11, 2026, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),

•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.6129300 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 3.70627% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and

•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.5803050 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 3.70627% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions are payable on March 16, 2026 to all unitholders of record as of March 9, 2026.

LNG Industry and Market Update

LNG Supply

A supply-led rebalancing of the LNG market is anticipated from 2026 onward, driven by a record year for Final Investment Decisions (“FIDs”) in 2025, according to Wood Mackenzie. More than 72 million metric tonnes per annum (“mmtpa”) of capacity reached FID during the year, with a further 56 mmtpa expected by 2027, primarily in the United States, Canada, and the Middle East.

The United States dominates the supply outlook and is estimated to account for around 38% of global LNG supply by 2035, with total capacity anticipated to reach approximately 256 mmtpa. Canada emerges as a meaningful new supplier, estimated to reach around 32 mmtpa by 2035, supported by LNG Canada, Woodfibre and Cedar LNG, with further upside from LNG Canada Phase 2 in the early 2030s. Qatar remains the world’s lowest-cost LNG supplier and a critical anchor of long-term supply, with its North Field East and South projects expected to add nearly 50 mmtpa by the end of the decade, with further expansion in the mid-2030s lifting total capacity to around 140 mmtpa.

LNG Demand

Strong global LNG demand growth of around 60% (250 mmtpa) is expected by 2035, significantly outpacing total gas demand growth, according to Wood Mackenzie. Asia remains the dominant driver, accounting for approximately 75% of global LNG demand growth. South and Southeast Asia emerge as the strongest structural growth markets, with LNG expected to become the primary gas supply source in the regions by the early 2030s. In Northeast Asia, LNG demand is expected to remain resilient through the mid-2030s, supported by coal-to-gas switching and data centre growth. Europe represents a structurally important LNG market despite limited overall gas demand growth, as the phase-out of Russian pipeline gas and LNG, declining domestic production and more resilient industrial and residential demand are expected to drive LNG imports to cover around 45% of European gas demand by 2035. New demand centres have also emerged in the Middle East and Africa. Egypt, Bahrain, Iraq and South Africa drive an upward revision in LNG demand, supported by declining domestic supply and the deployment of Floating Storage and Regasification Units as a rapid import solution.

LNG Shipping Rates and Chartering Activity

Spot charter rates have demonstrated a consistent downward trend throughout 2025, with 160,000 cubic meters (“cbm”) 0.1% boil-off TFDE headline rates, as reported by Clarkson Research Services Limited, averaging $24,245 per day in 2025, a 42.6% decrease year-on-year, and 68.5% lower compared to the five-year average. LNG shipping markets remained subdued for most of 2025, with rates hovering near historic lows amid weak demand fundamentals and persistent vessel oversupply. During the first three quarters, lower Asian LNG imports, milder weather, geopolitical trade disruptions and expanding intra-basin trade weighed heavily on tonne-mile demand.

Market sentiment shifted abruptly in the fourth quarter as winter conditions tightened vessel availability in the Atlantic Basin, driving spot rates for modern low pressure dual fuel two-stroke engine and M-type, electronically controlled, gas injection carriers above $100,000 per day. This surge was primarily underpinned by Europe’s first winter without Russian gas, lower storage levels, stronger U.S.–Europe trade flows and temporary tightening of prompt tonnage.

In early 2026, after the peak winter delivery window plateaued, freight demand declined noticeably. With fewer cargo deliveries required, the market was quickly flooded with prompt sublet tonnage, predominantly in the Atlantic, with players trying to capitalize on the stronger market. The Pacific remained relatively more balanced for a time, supported by Middle East demand pulling vessels away from Southeast Asia, but it has now largely converged with the softer Atlantic market.

Global LNG Fleet

According to Poten & Partners Group, Inc. (“Poten”), as of December 31, 2025, the global fleet of LNG carriers (>100,000 cbm) consisted of 705 vessels with another 271 on order. Poten estimates that a total of 94 LNG carriers is due to be delivered in 2026. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to Floating Storage and Regasification Units or Floating Storage Units and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today.

Financial Results

	For the three months ended			For the years ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2024	December 31, 2025	Change	December 31, 2024	December 31, 2025	Change
Revenues	85,225	66,846	(18,379)	356,262	278,217	(78,045)
Profit/(loss) for the period	17,959	(15,047)	(33,006)	150,950	(20,152)	(171,102)

Revenues were $66.8 million for the quarter ended December 31, 2025 ($85.2 million for the same period in 2024). The decrease of $18.4 million is mainly attributable to the 263 less calendar days due to the Methane Heather Sally, which was under a bareboat agreement and was redelivered to its owners in July 2025, the sale of the Methane Alison Victoria in July 2025, the sale of the Methane Jane Elizabeth in October 2025 and the 2025 fixtures for our open days at lower rates due to the weak market in the three months ended December 31, 2025. Revenues were $278.2 million for the year ended December 31, 2025 ($356.3 million for the same period in 2024). The decrease of $78.1 million is mainly attributable to the 428 less calendar days due to the redelivery of the Methane Heather Sally to its owners in July 2025, the sale of the Methane Alison Victoria in July 2025 and the sale of the Methane Jane Elizabeth in October 2025, the fixtures at lower charter rates due to the weak market and the 610 idle days in the year ended December 31, 2025 (42 idle days for the same period in 2024). As a result, the average daily hire rate we earned decreased from $71,238 for the year ended December 31, 2024, to $69,799 for the year ended December 31, 2025.

Loss was $15.0 million for the quarter ended December 31, 2025 (profit of $18.0 million for the same period in 2024). The decrease in profit of $33.0 million is mainly attributable to a) an increase of $26.6 million in the non-cash impairment loss, as discussed above, and b) a decrease of $18.4 million in revenues, as discussed above, partially offset by a) a decrease of $4.6 million in depreciation as a result of the decrease in the average number of vessels in our fleet and b) a decrease of $4.4 million in vessel operating costs, mainly attributable to the decrease in the average number of vessels in our fleet and in the scheduled technical and maintenance costs, partially offset by an unfavorable movement in Euros/U.S. dollars exchange rate.

Loss was $20.2 million for the year ended December 31, 2025 (profit of $151.0 million for the same period in 2024). The decrease in profit of $171.2 million is mainly attributable to a) an increase of $84.7 million in the non-cash impairment loss, as discussed above, b) a decrease of $8.4 million in non-cash gain on disposal of vessels ($8.2 million non-cash gain on disposal was recognized in 2024 as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024), c) a decrease of $78.1 million in revenues, as discussed above, and d) an increase of $9.2 million in voyage expenses and commissions mainly attributable to an increase in bunkers consumption as a result of the idle days mentioned above. The abovementioned fluctuations were partially offset by a) a decrease of $7.1 million in vessel operating costs mainly attributable to the decrease in the average number of vessels in our fleet and in the scheduled technical and maintenance costs, which were partially offset by an unfavorable movement in Euros/U.S. dollars exchange rate and b) a decrease of $2.6 million in general and administrative expenses mainly attributable to a decrease in commercial management fees in line with the decrease in revenues, discussed above and a decrease in administrative services fees attributable to the decrease in the average number of vessels.

As of December 31, 2025, we had $5.2 million cash and cash equivalents, held in current accounts (December 31, 2024: $7.8 million). During the year ended December 31, 2025, we made a return of capital to GasLog Ltd. (“GasLog”) of $51.5 million, reflecting the net proceeds from the sale of the Methane Alison Victoria and the Methane Jane Elizabeth, which were vessels pledged as collateral under the terms of the facility entered into by GasLog in November 2023.

Under our existing charters as of December 31, 2025, we had contracted revenues of $164.5 million for 2026 and $278.5 million thereafter. As of December 31, 2025, we had a total of 1,619 open days during 2026. Although the contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

As of December 31, 2025, we had an aggregate of $64.9 million of lease liabilities (December 31, 2024: $107.6 million) mainly related to the sale and leasebacks of the GasLog Shanghai, the GasLog Sydney and the GasLog Santiago, of which $38.7 million was repayable within one year. In October 2026, the GasLog Shanghai will be redelivered to its owners upon completion of the sale and leaseback agreement and will exit our fleet.

As of December 31, 2025, our current assets totaled $29.7 million and current liabilities totaled $81.0 million, resulting in a negative working capital position of $51.3 million. Current liabilities include $21.2 million of unearned revenue in relation to hires received in advance as of December 31, 2025 (which represents a non-cash liability that will be recognized as revenues after December 31, 2025 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements and earnings projections.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements. We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, capital contributions from GasLog, future sales and sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Our Fleet

Our owned and bareboat fleet currently consists of the following vessels:

Owned Fleet

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period
1 GasLog Greece	2016	174,000	Shell (2)	TFDE	March 2026	—
2 Methane Rita Andrea	2006	145,000	Asian LNG buyer	Steam	March 2026	—
3 GasLog Glasgow	2016	174,000	Shell (2)	TFDE	June 2026	—
4 GasLog Seattle	2013	155,000	Energy Trading & Marketing Firm	TFDE	November 2026	—
5 GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031 (2)
6 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031 (2)
7 Methane Becki Anne	2010	170,000	Shell (2)	TFDE	March 2029	—
8 Solaris	2014	155,000	Kansai (3)	TFDE	April 2030	—

(1)	Indicates the expiration of the initial term.

(2)	The vessel is chartered to a wholly owned subsidiary of Shell plc (“Shell”). Shell has the right to extend the charters of the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.

(3)	“Kansai” refers to KE Fuel International Co., Ltd.

Bareboat Fleet

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period
1 GasLog Shanghai	2013	155,000	Spot Market	TFDE	—	—
2 GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
3 GasLog Santiago	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	—

(1)	Indicates the expiration of the initial term.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from the expectations expressed or implied by the forward-looking statements, including, among others, LNG shipping market trends, including in the context of broader geopolitical conditions, our ability to secure future employment for our vessels in the spot market, the availability of financing for our commitments, our ability to comply with evolving regulatory requirements, our ability to maintain and grow our customer relationships and the effective and efficient technical and operational management of our ships. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 14, 2025, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2024	December 31, 2025
Assets
Non-current assets
Other non-current assets	1,482	1,073
Tangible fixed assets	1,276,472	1,116,578
Right-of-use assets	129,890	54,960
Total non-current assets	1,407,844	1,172,611
Current assets
Trade and other receivables	13,383	16,959
Inventories	2,725	4,644
Due from related parties	10,408	417
Prepayments and other current assets	3,986	2,448
Cash and cash equivalents	7,771	5,221
Total current assets	38,273	29,689
Total assets	1,446,117	1,202,300
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	1,016,574	814,972
Preference unitholders	280,129	279,859
Total partners’ equity	1,296,703	1,094,831
Current liabilities
Trade accounts payable	7,733	2,815
Other payables and accruals	33,784	39,532
Lease liabilities—current portion	42,741	38,679
Total current liabilities	84,258	81,026
Non-current liabilities
Lease liabilities—non-current portion	64,852	26,233
Other non-current liabilities	304	210
Total non-current liabilities	65,156	26,443
Total partners’ equity and liabilities	1,446,117	1,202,300

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Revenues	85,225	66,846	356,262	278,217
Voyage expenses and commissions	(4,846)	(3,276)	(9,141)	(18,303)
Vessel operating costs	(19,092)	(14,672)	(69,731)	(62,554)
Depreciation	(28,733)	(24,108)	(104,900)	(105,140)
General and administrative expenses	(4,331)	(3,494)	(16,422)	(13,793)
Gain/(loss) on disposal of vessels	—	(47)	8,196	(184)
Impairment loss	(8,674)	(35,268)	(8,674)	(93,438)
Profit/(loss) from operations	19,549	(14,019)	155,590	(15,195)
Financial costs	(1,637)	(1,051)	(4,830)	(5,043)
Financial income	47	23	190	86
Total other expenses, net	(1,590)	(1,028)	(4,640)	(4,957)
Profit/(loss) for the period	17,959	(15,047)	150,950	(20,152)

Unaudited condensed consolidated statements of cash flows

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2024	December 31, 2025
Cash flows from operating activities:
Profit/(loss) for the year	150,950	(20,152)
Adjustments for:
Depreciation	104,900	105,140
Impairment loss	8,674	93,438
(Gain)/loss on disposal of vessels	(8,196)	184
Financial costs	4,830	5,043
Financial income	(190)	(86)
	260,968	183,567
Movements in working capital	8,928	8,125
Net cash provided by operating activities	269,896	191,692
Cash flows from investing activities:
Proceeds from sales and sale and leaseback, net	148,220	51,500
Payments for tangible fixed assets additions	(8,477)	(16,095)
Payments for right-of-use assets	(614)	(191)
Financial income received	248	86
Net cash provided by investing activities	139,377	35,300
Cash flows from financing activities:
Principal elements of lease payments	(33,863)	(42,779)
Interest paid on leases and other financial costs	(4,830)	(5,043)
Payment of loan issuance costs, net	(33)	—
Distributions paid (including common and preference)	(226,443)	(130,220)
Return of capital contributions	(148,220)	(51,500)
Net cash used in financing activities	(413,389)	(229,542)
Decrease in cash and cash equivalents	(4,116)	(2,550)
Cash and cash equivalents, beginning of the year	11,887	7,771
Cash and cash equivalents, end of the year	7,771	5,221